UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Building B23-A, Universal Business Park No. 10 Jiuxianqiao Road Chaoyang District, Beijing, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As required by Nasdaq Rule 5250(c)(2), Borqs Technologies Inc. (the “Company”) hereby submits its interim balance sheet as of and income statement for six months ended on June 30, 2019. The consolidated financial statements contained herein are unaudited and prepared by management of the Company.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	As of June 30,
	2018	2019
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	747	8,153
Accounts receivable	32,699	28,055
Inventories, net	13,901	5,969
Deferred cost of revenues	730	1,784
Prepaid expenses and other current assets, net	33,439	28,712
Amounts due from discontinued operations	13,800	3,428
Current assets held for sale	19,753	21,341

Total current assets	115,069	97,442

Non-current assets:
Property and equipment, net	414	229
Intangible assets, net	12,565	11,235
Long-term investments	11,662	11,662
Deferred tax assets	273	373
Deferred cost of revenues	3,889	3,806
Other non-current assets	3,555	555
Non-current assets held for sale	-	-

Total non-current assets	32,358	27,860

Total assets	147,427	125,302

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8,672	13,709
Accrued expenses and other payables	13,921	21,337
Advances from customers	6,307	4,922
Deferred revenues	2,708	3,365
Income tax payable	677	700
Short-term bank and other borrowings	11,615	7,402
Long-term bank borrowings - current portion	6,532	2,000
Current liabilities held for sale	27,018	27,155

Total current liabilities	77,450	80,589

Non-current liabilities:
Unrecognized tax benefits	2,780	2,386
Deferred tax liabilities	2,635	2,341
Deferred revenues	4,277	5,413
Other non-current liabilities	-	11,765
Long-term payables	5,563	3,401
Deferred government grants	1,933	1,860
Non-current liabilities held for sale	-	-

Total non-current liabilities	17,188	27,166

Total liabilities	94,638	107,755

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	-	-
Additional paid-in capital	124,058	134,462
Statutory reserve	2,156	2,143
Accumulated deficit	(71,482)	(116,811)
Accumulated other comprehensive loss	(1,494)	(2,279)

Total Borqs Technologies, Inc. shareholders’ equity	53,238	17,515

Noncontrolling interest	(449)	31

Total shareholders’ equity	52,789	17,546

Total liabilities, noncontrolling interest and shareholders’ equity	147,427	125,302

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of US$, unless otherwise stated)

	For the half years ended June 30,
	2018	2019
	US$	US$
Net Revenues:
Software	3,880	6,692
Hardware	95,136	20,497

Total net revenues	99,017	27,189

Software	(1,437)	(4,983)
Hardware	(85,934)	(9,726)

Total cost of revenues	(87,371)	(14,709)

Total gross profit (loss)	11,646	12,480

Operating expenses:
Sales and marketing expenses	(1,198)	(510)
General and administrative expenses	(5,036)	(9,061)
Research and development expenses	(1,709)	(2,648)
Changes in the fair value of warrant liabilities		-

Total operating expenses	(7,943)	(12,219)

Other operating income	-	-

Operating income (loss)	3,703	261

Interest income	1	1
Interest expense	(1,361)	(1,231)
Other income	12	8
Other expense	(4)	(804)
Foreign exchange gain (loss)	259	38

Income (loss) from continuing operations, before income taxes	2,610	(1,727)

Income tax expense	(1,106)	(407)

Net income (loss) from continuing operations	1,504	(2,134)

Discontinued operations
(Loss) income from operations of discontinued entities	1,822	(2,329)
Income tax benefit (expense)	69	(178)

Net (loss) income on discontinued operations	1,891	(2,507)

Net income (loss)	3,395	(4,641)

Less: net income (loss) attributable to noncontrolling interest	366	87

Net income (loss) attributable to Borqs Technologies, Inc.	3,029	(4,728)

Summary discussions on the results of the first half of 2019.

Due to the pending sale of our MVNO Business Unit (the “MVNO BU”), intended to be completed approximately between October and December 2020, the historical unaudited interim financial statements presented above, for the periods ended June 30, 2019 and 2018, are prepared with the assets and liabilities of the MVNO BU classified as assets and liabilities held for sale and the activities of the MVNO BU as discontinued operations.

For the six months ended June 30, 2019, our revenues included $9.2 million of sales activities that were not recognized in 2018 while its corresponding costs of goods were recorded in the 4th quarter of 2018; as such, the gross margin in the first half of 2019 was significantly higher than that in the same period of 2018. General and administrative expenses in the first half of 2019 included $5.0 million of bad debt write-off. Other expenses of $0.8 million incurred in the first half of 2019 were expenses we paid due to our arbitration loss to Samsung (as disclosed on our Current Report on Form 8-K filed on December 6, 2018).

Our revenues for the first half of 2019 was only $27.2 million as compared to $99.0 million for the same period of 2018. However, based on the management’s preliminary numbers, the Company captured significantly more sales in the third quarter of 2019 bringing $100.2 million in revenues for the first nine months of 2019 and recorded $81.6 million in costs of goods; for the same nine months of 2018, the Company captured $121.3 million in revenues and recorded $108.4 million in costs of goods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: December 30, 2019	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer